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                                                                    EXHIBIT 99.1

        CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS
                OF THE PRIVATE SECURITIES LITIGATION REFORM ACT

   In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 ("Act"), ShowCase Corporation (the "Company") is filing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of the Company. When used in this Annual Report on Form 10-K for the fiscal year ended March 31, 2000 and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, other communications, and in oral statements made by or with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify forward-looking statements within the meaning of the Act. The following cautionary statements are for use as a reference to a readily available written document in connection with forward looking statements as defined in the Act. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

We have a history of losses and we may not be able to achieve profitability

   We incurred net losses from operations of approximately $3.6 million for the fiscal year ended March 31, 1998, $559,000 for the fiscal year ended March 31, 1999 and $4.8 million for the fiscal year ended March 31, 2000. We expect to continue to incur significant sales and marketing, product development and general and administrative expenses. In particular, we intend to substantially increase our direct field sales force, and accordingly increase our sales and marketing expenses. As a result, we may experience losses and negative cash flows. If we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

Our future operating results may not follow past trends due to many factors

   The relatively recent introduction of a substantial portion of our current product suite and our history of losses make prediction of future results difficult. In the past, our revenues and operating results have varied significantly, and we expect these fluctuations to continue. Although our revenues have grown significantly in recent periods, you should not rely on past performance as any indication of future growth rates or operating results. Future operating results will depend on many factors, including:

  .  demand for the IBM AS/400 platform;

  .  growth of the market for business intelligence solutions;

  . demand for and acceptance of our products, product enhancements and services;

  . maintenance and development of our strategic relationships with application vendors, resellers and distributors;

  . the introduction, timing and competitive pricing of products and services by us and our competitors;

  .  the level of non-proprietary products as a percentage of total revenue;

  . expansion and rate of success of our direct sales force and indirect distribution channels both domestically and internationally;

  .  integration of web-based content management into our operating strategy;
     and

  .  attraction and retention of key personnel.

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Our quarterly operating results fluctuate significantly and are difficult to predict

   Quarterly operating results. Our operating results have varied and in the future are likely to vary significantly from quarter to quarter for a number of reasons, including:

  .  the size and timing of significant orders;

  . the length of our sales cycles and the sales cycles of our distribution partners;

  . the mix of products and services that we sell and the mix between direct and indirect sales of our products;

  .  our ability to control costs;

  . our ability to introduce new products and enhancements in a timely manner;

  . the rate of success of our international expansion and the effect of foreign currency exchange rate fluctuations;

  .  the discovery of software defects; and

  . general economic conditions as well as those specific to our customers and markets.

   Revenues. We cannot predict our quarterly revenues with any significant degree of accuracy for several reasons. We have historically operated with a low software order backlog because we generally ship our software products shortly after we receive orders. Accordingly, our product license revenues for any quarter depend significantly on orders booked and shipped during that quarter. In recent periods, we have experienced an increase in the average size of our licenses, and we expect this trend to continue. Moreover, we often recognize a substantial portion of our quarterly product license revenues in the last few weeks of a quarter. As a result, delays in booking customer orders can adversely affect our reported revenues for a particular quarter. Finally, a significant percentage of our sales are through indirect channels that are less predictable than sales through our direct sales force.

   We have often realized a greater percentage of our license revenue and operating income in our third fiscal quarter than in other quarters due to client purchasing patterns. In addition, due to seasonal factors, our sales often tend to slow during the summer months. We expect these trends to continue.

   Product license revenues also vary because the market for our products is evolving rapidly and because sales cycles, which may last many months, vary widely from client to client. Sales cycles are affected by many factors, including:

  .  our clients' budgetary constraints;

  .  the timing of our clients' budget cycles;

  . our clients' decisions as to whether, and on what scale, to adopt business intelligence solutions;

  . our clients' concerns about the introduction of new products by us or our competitors; and

  . potential downturns in the economy, which may reduce demand for our products.

   Maintenance and support fees depend largely on revenues from our existing clients and vary with their maintenance and support needs. Professional service revenues are often unpredictable because they depend in part on the scope of the services we provide and whether our customers utilize those services.

   Expenses. Because we plan to expand our business, we anticipate substantial increases in operating costs and expenses, including administration, consulting and training, maintenance and technical support, product development and sales and marketing expenses. In general, we base our operating expense budgets on anticipated revenue trends, and we may not be able to reduce these expenses in the short term. Because our expenses are relatively fixed in the near term, any shortfall from anticipated revenues or any delay in recognition of revenues could result in significant variations in quarterly operating results.

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   For the foregoing reasons, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in one or more future quarters, our operating results may not meet the expectations of analysts and investors. In this event, the price of our common stock may fall.

The growth of our business depends on the growth of the market for business intelligence software

   All of our revenues to date have been attributable to the sale of business intelligence software and related maintenance, support, consulting and professional services. Business intelligence software enables organizations to transform data from disparate sources into accessible, understandable and useful information. We expect such software and services to continue to account for substantially all of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, we cannot assure that the market will continue to grow or that, even if the market does grow, businesses will adopt our products. If such growth does not materialize, our business and operating results would be seriously harmed.

   We believe that future growth in the market for business intelligence software will depend in large part on the growth of e-business--business-to-business, business-to-employee and business-to-customer communications and transactions over the Internet, corporate intranets and extranets. E-business has only recently emerged, and may not continue to grow. Continued grow in e-business depends on a number of factors, including the Internet's ability to efficiently handle increased activity and to operate as a fast, reliable and secure network. Critical issues concerning the commercial use of the Internet, including data corruption, security, bandwidth availability and quality of service, remain and may negatively affect the growth of e-business, and accordingly, the demand for business intelligence software.

If the current levels of use of the IBM AS/400 and IBM's support of the AS/400 do not continue, we may not be able to increase our sale

   The server components of our products currently operate only on the IBM AS/400. To date, virtually all of our revenues have been derived from the AS/400 customer base. Therefore, our ability to increase sales of our products will depend on the continued use of the AS/400 and the continued support of the AS/400 by IBM. Instead of using the AS/400, many computer users have implemented client/server computer systems based on the UNIX or Windows NT platforms. The current levels of use by AS/400 customers and support of the AS/400 by IBM may not continue and the use of the AS/400 may not increase in the future. To develop products that operate on platforms other than the AS/400 would require us to commit a substantial investment of resources, and we may not successfully introduce these products on a timely or cost-effective basis or at all.

We may lose existing clients or be unable to attract new clients if we do not develop new products and enhance our current products

   We compete in markets where technology changes rapidly, competitors make frequent new product introductions and enhancements, products have uncertain life cycles and customer demands change unexpectedly. Our future success depends on our ability to satisfy diverse and evolving customer requirements and achieve market acceptance. It will also depend on our ability to improve and expand our product line to keep pace with our competitors' product introductions and technological developments. We cannot be certain that we will be successful in developing and marketing product enhancements or new products on a timely or cost-effective basis, or that these products, if developed, will achieve market acceptance.

   As a result of the complexities of business intelligence software, major new products and product enhancements can require long development and testings periods. In addition, clients may delay their purchasing decisions in anticipation of the general availability of new or enhanced versions of our products and services. We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Delays or problems in releasing our new products, or significant problems in the installation or implementation of our products, may cause clients to delay or cancel purchases or to purchase products from our competitors, which would seriously harm our business and operating results.

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If our relationships with distribution partners are not successful and if we cannot recruit additional channel partners we may not be able to expand our sales

   In addition to our direct sales force, we rely on distribution partners including application vendors, resellers and distributors to license and support our products in the United States and internationally. Our ability to expand the sales of our products and our future success will depend in part upon recruiting distribution partners and maintaining successful relationships with these partners. Our distribution partners may offer products of several different companies, including, in some cases, products that compete with our products. In addition, in the future, our distribution partners may develop products that compete with our products. Our existing and potential distribution partners may be influenced to scale back or end their relationships with us by our competitors who may have significantly greater resources and market clout than we do. These distribution partners may not devote adequate resources to selling our products. If we are unable to retain our existing distribution partners or enter into additional relationships, we may have to devote substantially more resources to the distribution, sale and marketing of our products and services.

   Sales through distribution partners typically are at lower margins for us than those through direct sales. Therefore, if we are successful in increasing the amount of sales through our distribution partners our operating margins could decrease.

Our relationships with Hyperion Solutions Corporation and IBM are important to our revenue, which would be harmed by a deterioration in these relationships

   Maintaining our strategic relationships with Hyperion Solutions Corporation and IBM is important to our continued success, and a deterioration in or termination of these relationships could seriously harm our business and operating results. We have a contractual relationship with Hyperion Solutions that grants us the exclusive right to distribute its analytical online processing product, Essbase, as ported by us to the AS/400, subject to limited distribution rights retained by Hyperion Solutions. Licensing fees for this product, Essbase/400, have been a significant percentage of our total license fees and are expected to continue. Hyperion Solutions has retained the right, upon twelve months notice, to terminate the exclusivity of our distribution rights. Furthermore, we must pay Hyperion Solutions minimum royalty payments, which increase over the term of our license agreement, to maintain our distribution rights to Essbase/400. The loss of our right to distribute Essbase/400 would seriously harm our business and operating results. Finally, our Analyzer and Analyzer for the Web products are based on technology licensed from Hyperion Solutions under a non-exclusive 1996 license agreement that expires in January 2001. In order to continue to offer products with the capabilities provided by our Analyzer and Analyzer for the Web products after January 2001, we would need to develop the necessary technology internally, extend or replace our license agreement with Hyperion Solutions or license technology from a third party. If we are unable to do so, the capabilities of our product suite would be significantly reduced, which would seriously harm our business and operating results.

   We entered into an expanded agreement with IBM in December 1998, which was amended in February 2000, under which certain products are marketed and sold as OEM IBM products by IBM. This agreement has a term of seven years, and expands the scope of our reseller relationship with IBM. Also, we have engaged in joint marketing campaigns and research and development projects with IBM since our inception. We believe our relationship with IBM has been a significant factor in our success to date, and any deterioration or termination of this relationship would seriously harm our business and operating results.

We need to increase the size of our direct sales force, which has a limited operating history, to grow our sales

   We intend to increase sales of our products by growing our direct sales force. Because it has only existed since September 1996, our direct field sales force has a limited operating history and may be unsuccessful in implementing our strategy of focusing sales efforts on potential clients that will deploy our product suite on a large scale. Typically, our salespeople have taken approximately six months from their respective hiring dates to become productive selling our products. Furthermore, we believe that there is significant competition for

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direct sales personnel with the advanced sales skills and technical knowledge we need. Our inability to hire or develop competent sales personnel who are successful at generating business application oriented sales, or our failure to retain them, would seriously harm our business and operating results.

Our markets are highly competitive which may lead to lower prices, reduced gross margins and loss of market share

   The markets for our products are intensely competitive and subject to rapidly changing technology. We compete primarily against providers of decision support software and data warehousing and data mart software. Our competitors providing business intelligence solutions for AS/400 customers include Silvon and Infomanager. We also compete with vendors that provide business intelligence products implemented on Unix or Windows NT platforms and then connected to the AS/400. These vendors include Brio Technology, Business Objects, Cognos, Computer Associates, Hyperion Solutions, MicroStrategy, Microsoft, Oracle, Sagent Technology and SAS Institute. In addition, enterprise resource planning software vendors including Baan Company, PeopleSoft and SAP are beginning to offer decision support and analytical modules primarily to support the analysis of data from its own operational systems. One or more of these companies may expand their technologies to support greater business intelligence functionality. Application service providers and companies offering web-based content management solutions may become additional sources of competition. Finally, in the future, IBM may expand the functionality of the operating system for the AS/400, or of its database products, to provide some of the functions provided by our products.

   Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources and greater name recognition than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Increased competition may harm our ability to sell additional software and maintenance and support renewals on terms favorable to us and lead to price cuts, reduced gross margins and loss of market share, which may seriously harm our business and operating results.

   Our competitors may make strategic acquisitions or establish cooperative relationships among themselves or other parties that may increase their ability to meet the needs of our current and potential clients. The business intelligence software industry has recently experienced consolidation and may industry analysts expect this trend to continue. This consolidation may provide our competitors with expanded sales, distribution and marketing capabilities and broader product offerings. In addition, our current or future distribution partners may establish cooperative relationships with our competitors, which may limit our ability to sell our products through various distribution channels.

Our length sales cycles can result in uncertainty and delays with regard to our product licenses and expected revenues

   Our clients often take an extended time evaluating our products before licensing them. The period of time between initial client contact and a purchase order may span from one month to over twelve months. During this period, clients may decide not to purchase or may scale down their orders of our products for various reasons, including:

  .  reductions in demand for business intelligence solutions;

  .  new products introduced or announced by competitors;

  .  price competition;

  . decisions to use hardware platforms other than the AS/400 for their business intelligence solutions;

  .  changes in our clients' budgets and purchasing priorities; and

  . diversion of clients' resources and management's attention to other information technology issues, including Year 2000 compliance issues.

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   In addition, we often must provide a significant level of education to our prospective clients regarding the use and benefit of our products, which may cause additional delays during the evaluation and acceptance process. These and other factors make it difficult for us to forecast the timing and recognition of revenues from sales of our products and services. In recent periods, we have experienced an increase in the average size of our licenses, and we expect this trend to continue. This focus on larger licenses will lengthen our average sales cycle.

We need to expand our management systems and controls to support our anticipated growth

   Our operations are growing rapidly, and we expect this expansion to continue as we execute our business strategy. Our total number of employees grew from 125 on March 31, 1996 to 300 on March 31, 2000, and we anticipate further increases in the number of employees. Sustaining our growth has placed significant demands on management and our administrative, operational, personnel and financial resources.

   We may not be able to successfully manage our growth which could lead to customer dissatisfaction. Therefore, the inability to sustain or manage our growth could seriously harm our business and operating results

Difficulties presented by international economic, political, legal, accounting and business factors could negatively affect our business in international markets

   Sales to clients outside North America historically have represented a significant percentage of our total revenues. We currently have wholly-owned subsidiaries in Belgium, Germany, France and the United Kingdom. We plan to expand our existing international operations and enter into additional international markets, which will require significant management attention and financial resources. In order to expand our international operations successfully, we will have to hire additional personnel and recruit additional international resellers and distributors. Our failure to do so in a timely manner may limit the growth of our international operations. We may not be able to maintain or increase international market demand for our products. In addition, our products must be localized--customized to meet user needs--in order to be sold in particular foreign countries.

   Our international operations also are subject to other inherent risks, including:

  .  the impact of recessions in economies outside the United States;

  . greater difficulty in collecting accounts receivable and longer collection periods;

  . unexpected changes in regulatory requirements, tariffs or other trade barriers;

  .  difficulties and costs in staffing and managing foreign operations;

  .  weaker intellectual property right protection in some countries;

  .  potentially adverse tax consequences;

  .  political and economic instability;

  .  costs of localizing products for foreign countries;

  .  the effect of foreign currency exchange rate fluctuations; and

  .  the burden of complying with a wide variety of foreign laws.

   Any of these risks could seriously harm our future international sales and therefore our business.

Our international revenues and expenses are subject to fluctuations in foreign currency exchange rates may lead to reduced operating margins

   Our international revenues and expenses are denominated in foreign currencies. The functional currency of each of our foreign subsidiaries is its local currency. We currently do not engage in foreign exchange hedging activities. Therefore, our international revenues and expenses currently are subject to foreign currency

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fluctuations. Our foreign currency translation gains and losses have so far been immaterial. However, future fluctuations in exchange rates between the U.S. dollar and foreign currencies may seriously harm our business and operating results, particularly our operating margins.

We are currently unable to predict the possible consequences of euro conversion on our business and operating results

   On January 1, 1999, eleven of the fifteen member countries of the European Union set fixed conversion rates between their existing sovereign currencies and the euro, the only currency that will be used in the European Union countries starting July 1, 2002, and adopted the euro as their legal currency. Currently, we are assessing the impact of these events on our company. In addition to tax and accounting issues, we are considering:

  . the technical challenges of adapting our systems to accommodate euro-denominated transactions;

  .  the impact on currency exchange costs and currency exchange rate risk;
     and

  .  the impact on existing contracts.

   At this time, we cannot yet predict the consequences of euro conversion on our business and operating results.

Our executive officers and key personnel are critical to our business and these officers and key personnel may not remain with us in the future

   Our future success depends on our ability to hire, train, assimilate and retain highly qualified employees. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Because our executive offices are located in Rochester, Minnesota, with a population of approximately 80,000, we must frequently recruit qualified employees from outside the vicinity of our headquarters, which may put us at a competitive disadvantage.

   Our success is highly dependent upon the continued service and skills of key management, technical, sales and marketing personnel, none of whom, except Patrick Dauga and Kenneth H. Holec, are bound by formal employment agreements. If we lose the services of any of these key personnel, it may have a negative impact on our business. Mr. Holec's employment agreement is a year-to-year agreement which either party may elect not to renew by giving the other party notice at least 30 days before the termination of any one-year term. Mr. Dauga may terminate his employment agreement at any time by giving us notice at least three months before this termiation. We do not maintain life insurance policies covering any of our employees.

We may face increased competition if we are unable to protect our intellectual property rights, and we may be subject to intellectual property infringement claims

   Our success and ability to compete depend substantially upon our internally developed technology. We attempt to protect our software, documentation and other written materials primarily through a combination of trade secret, trademark and copyright laws, confidentiality procedures and contractual provisions, which afford only limited protection. We have one patent issued and one patent application pending in the United States with respect to aspects of our software. The pending patent application may not be issued, or, if issued, it and our previously issued patent may not survive a legal challenge to their validity or provide us significant protection.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or otherwise obtain and use our products and technology. Policing unauthorized use of our products is difficult, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Our means of protecting our intellectual property rights may not be adequate or our competitors may independently develop similar technology.

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   We anticipate that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. As a result, we may become involved in these claims from time to time. Any of these claims, with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments, or require us to enter into royalty or licensing agreements. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, or at all. If a claim of product infringement against us is successful and we fail to obtain a license or to develop or license non-infringing technology, our business and operating results could be seriously harmed.

If we discover software defects, we may have product-related liabilities and marketing difficulties which may lead to a loss of revenue or delay in market acceptance for our products

   Our software products are complex and may contain errors, defects or failures, especially when first introduced or when new versions are released. In the past we have discovered software errors in some of our products after their introduction. Despite extensive testing, we may not be able to detect and correct errors in products or releases before commencing commercial shipments, which may result in harm to our reputation and loss of revenue or delay in market acceptance.

   Our license agreements with customers typically contain provisions designed to limit our exposure to potential product liability claims. Various domestic and international jurisdictions may not enforce these limitations. Although we have not experienced any product liability claims to date, we may encounter such claims in the future. Product liability claims, whether or not successful, brought against us could have a material adverse effect on our business. Defending a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel.

Concentration of ownership of our company may give some shareholders substantial influence and may prevent or delay a change in control

   Our executive officers and directors, together with their affiliates, in the aggregate, beneficially own over 37% of our outstanding common stock. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of ShowCase.

Our shareholders may be adversely affected by provisions of our charter documents and Minnesota law may discourage an acquisition of our company

   Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. For instance, our bylaws provide for a classified board of directors with each class of directors subject to re-election every three years. This will make it more difficult for third parties to insert their representatives on our board of directors and gain control of our company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions.

The price of our common stock could be highly volatile due to a number of variables

   The trading price of our common stock may fluctuate widely as a result of a number of factors, including:

  .  quarterly variations in our operating results;

  .  technological innovations or new products;

  . market perception and customer acceptance of business intelligence software;

  .  increased competition;

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  .  disputes concerning intellectual property rights;

  .  demand for the IBM AS/400 platform;

  .  general conditions in the software industry; and

  .  changes in earnings estimates by analysts.

   In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many computer software companies and which have often been unrelated to the operating performance of such companies.


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